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                             MARIETTA LETTERHEAD

FOR IMMEDIATE RELEASE
CONTACT: ALAN D. JAMES
INVESTOR RELATIONS
(607) 753-6746

                             MARIETTA CORPORATION

Cortland, New York--December 1, 1995 Marietta Corporation (NASDAQ: MRTA) and Barry W. Florescue announced today that they have agreed to amend the Merger Agreement between Marietta and a corporation controlled by Mr. Florescue to extend the termination date of the Merger Agreement from December 31, 1995 to February 15, 1996. Such extension affords Marietta additional time to complete the documentation required to be distributed to its shareholders in connection with a special meeting to be held to approve the Merger Agreement and affords Mr. Florescue additional time to arrange the financing to complete the transaction. Mr. Florescue has advised Marietta that he is no longer pursuing financing on the terms set forth in commitment letters provided to Marietta at the time of the execution of the Merger Agreement.
Mr. Florescue has further advised Marietta that he is pursuing more favorable financing that would include a revolving credit facility of up to $17 million, a term loan of not less than $10 million, and the issuance of subordinated notes of not less than $12.5 million. In addition, the terms of such financing would require Mr. Florescue to make an additional equity investment of $3.5 million.

Marietta Corporation specializes in the design, manufacture, packaging, marketing, and distribution of guest amenity programs to the travel and lodging industry in the United States and abroad, and provides customized "sample-size" and "unit-of-use" packaging products and services to companies in the toiletries, cosmetics, pharmaceuticals, and household products industries.